July 13, 2011
VIA EDGAR
Edward Bartz, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549

Re:	Gladstone Capital Corporation Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (Registration No. 333-162592)
Dear Mr. Bartz:
The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on July 15, 2011 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.
Very truly yours,
GLADSTONE CAPITAL CORPORATION

By:	/s/ David Watson David Watson
Chief Financial Officer

cc:	Darren K. DeStefano, Esq.
Christina L. Novak, Esq.